**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-30461 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/23 AND ENDING 03/31/24
                                MM/DD/YY              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FBN Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**112 West 34th St., 18th Fl**

(No. and Street)

| New York | NY | 10120 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Richard Guilfoyle | 516-496-7100 | rguilfoyle@tpcpa.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Reid CPAs, LLP**

(Name – if individual, state last, first, and middle name)

| 7600 Jericho Tpke, Suite 400  Woodbury | NY | 11797 |
| --- | --- | --- |
| (Address)                    (City) | (State) | (Zip Code) |

| 07/01/2013 | 5861 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Gregory Naso_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __FBN Securities, Inc._____, as of __3/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **LINDA M FEINGLASS**
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01FE6061612
> Qualified in Suffolk County
> Commission Expires July 16, 2027

Signature:

Title:
Managing Director

_Linda M Feinglass_
Notary Public    June 27, 2024

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

# FBN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2024

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

-



**REID**

ACCOUNTANTS · ADVISORS

**Reid CPAs, LLP**

7600 Jericho Turnpike, Suite 400
Woodbury, NY 11797
P: 516-802-0100 • F: 516-364-9600

462 Seventh Ave, 16th Fl
New York, NY 10018
P: 212-279-8430 • F: 212-279-8462

**ReidAdvisorsLLC.com**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of FBN Securities, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FBN Securities, Inc. (the Company), as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FBN Securities, Inc. as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of FBN Securities, Inc.'s management. Our responsibility is to express an opinion on FBN Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FBN Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as FBN Securities, Inc.'s auditor since 2021.

*Reid CPAs, LLP*

Woodbury, New York
June 27, 2024

FBN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

ASSETS

| | | | |
|---|---|---|---|
| Cash and cash equivalents | $ | 3,583,030 | |
| Receivable from clearing organizations | | 572,441 | |
| Receivable from customers | | 627,861 | |
| Property and equipment, at cost, less accumulated depreciation | | | |
| and amortization of $32,382 | | - | |
| Other assets | | 88,985 | |
| TOTAL ASSETS | | | $ 4,872,317 |

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

| | | | |
|---|---|---|---|
| Accounts payable and accrued expenses | $ | 1,447,652 | |
| TOTAL LIABILITIES | | | $ 1,447,652 |

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| Common stock, no par value, 200 shares | | |
| authorized, 66.67 shares issued and outstanding | 6,000 | |
| Additional paid-in capital | 334,406 | |
| Retained earnings | 3,710,259 | |
| | 4,050,665 | |
| Less: 123.33 shares of common stock in treasury, at cost | (626,000) | |
| TOTAL SHAREHOLDERS' EQUITY | | 3,424,665 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | $ 4,872,317 |

1.   LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks, bonds and options traded on various stock exchanges and consulting income from research conducted on behalf of its clients. The Company maintains offices in New York, Florida and Pennsylvania.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are held in the ordinary course of business to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, certificate of deposit, receivables from customers and clearing organizations, accounts payable and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and consist of furniture, fixtures, equipment and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income.

RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivables are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either March 31, 2023 or March 31, 2024.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York, Florida, New Jersey, California and Pennsylvania. Returns filed in these jurisdictions for tax years ended on or after March 31, 2021 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of March 31, 2024, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2024, the Company was not exposed to such risk.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2024, and through June 24, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2024.

3.    RECEIVABLES FROM CLEARING ORGANIZATIONS AND CUSTOMERS

The receivable balance from the clearing organization and customers have not historically required any write-offs for credit losses and are stated at the amount management expects to collect from outstanding balances.    Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4.    PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

|  | estimated useful life-years |  |
|---|---|---|
| Furniture, fixtures and equipment | 5-7 | $    32,382 |
| Less:  Accumulated depreciation and amortization |  | 32,382 |
| Net property and equipment |  | $         0 |

5.    LOAN PAYABLE

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance. There is no expiration date on the line of credit. During the fiscal year and at March 31, 2024 there was no balance outstanding on the revolving line of credit.

6.    NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).  At March 31, 2024, the Company had net capital of $3,153,537, which was $3,057,375 in excess of its required net capital of $96,162. The Company's aggregate indebtedness to net capital ratio was .46 to 1.00.

7.    401(K) PROFIT SHARING PLAN

The Company sponsors a 401(K) profit sharing plan that covers all eligible employees. Under the 401(K) salary reduction provisions of the plan, employees may elect to defer part of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which vest immediately.